The Board of Directors
Disc Graphics, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-28013 on Form S-8 of Disc Graphics, Inc. of our report dated February 2, 2001, except for notes 6, 8 and 17, which are as of April 13, 2001, relating to the consolidated balance sheets of Disc Graphics, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000 and related schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Disc Graphics, Inc.

KPMG LLP /s/ KPMG LLP

Melville, New York
April 13, 2001